United States
                  Securities and Exchange Commission
                        Washington, D.C. 20549

                             SCHEDULE 13D
               Under the Securities Exchange Act of 1934
                         (Amendment No. ___)*

               Name of Issuer: Black Giant Oil Company

                 Title of Class of Securities: Common

                      Cusip Number: 092036 10 2

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications: Stephen M. Grosberg, 330 Madison Avenue, 8th Floor, New York, New York 10017, 212-883-7749

Date of Event which Requires Filing of this Statement: September, 1997

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

1. Stephen M. Grosberg - ###-##-####
2.
3.
4. PF
5.
6. USA
7. 2,638,375
8. 570,000
9. 2,638,375
10. 570,000
11. 3,208,375
12.
13. 13.72%
14. IN and OO

Item 1. The title and class of equity securities to which this statement relates is "Common Stock". The name and address of the principal executive offices of the issuer is: Black Giant Oil Company, 1301 Avenue M, Cisco, Texas 76437

Item 2.
(a) Name: Stephen M. Grosberg
(b) Business Address: 330 Madison Avenue, 8th Floor, New York, New York
10017
(c) Present Principal Occupation: Stockbroker
(d) Stephen M. Grosberg has not been convicted in any criminal proceedings.
(e) Stephen M. Grosberg has not been a party to a civil proceeding in the last 5 years.
(f) Stephen M. Grosberg is a U. S. Citizen.

Item 3.
Personal Funds

Item 4.
(a) Acquisition of Shares

Item 5.
(a) The number and percent of the class of securities held directly and beneficially is 3,208,375 shares which represents 16.2% of the amount outstanding.
(b) Stephen M. Grosberg has sole voting power over 2,638,375 shares and has sole dispositive power over 2,638,375 shares. Stephen M. Grosberg has shared voting and dispositive power over an additional 570,000 shares of the Issuer's common stock.
(c) Zero shares were disposed of in the last 60 days.
(d) Not applicable.
(e) Not applicable.

Item 6.
Not applicable.

Item 7.
None.

SIGNATURE:
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/S/ Stephen M. Grosberg
July 1, 1998